January 14, 2026

Kaan Terzioglu
Executive Chairman
Kyivstar Group Ltd.
Unit 517, Level 5, Index Tower
Dubai International Financial Centre (DIFC)
United Arab Emirates

       Re: Kyivstar Group Ltd.
           Draft Registration Statement on Form F-1
           Submitted January 12, 2026
           CIK No. 0002062440
Dear Kaan Terzioglu:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   J. David Stewart